Exhibit 99.1

ELBIT IMAGING EXECUTED AN AGREEMENT TO SELL OF ITS INTEREST IN
FOUR HOTELS IN THE NETHERLANDS TO PPHE HOTEL GROUP LIMITED AT
A CONSIDERATION REFLECTING AN ASSET VALUE OF €169 MILLION

Tel Aviv, April 1, 2012, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today that one of its wholly owned indirect subsidiary entered into a Share Purchase Agreement on March 30, 2012 with PPHE Hotel Group Limited (“PPHE”), with regard to the sale of its holdings in its subsidiaries (the "Purchased Companies") which own a 50% interest the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel; the Park Plaza Utrecht Hotel; the art'otel Amsterdam and the Park Plaza Airport Hotel (collectively: the “Hotels”). The Hotels are jointly owned by Elbit and PPHE and are managed by PPHE. The transfer of title in the shares of the Purchased Companies to PPHE and the due date for the payment of the consideration, are scheduled to occur following the satisfaction of certain conditions, which are expected to be fulfilled by no later than May 30, 2012 ("Transfer Date"). The transfer of risk and benefit deriving from the Hotels and the Purchased Companies to PPHE, has been made as of March 30, 2012.

The transaction reflects an asset value of €169 million for all 4 Hotels. The total net consideration payable to Elbit is €26.5 million. In addition, approximately €58 million of Elbit’s subsidiaries’ share (50%) at banks loans was assumed by PPHE by virtue of the purchase of those subsidiaries and will be eliminated from Elbit’s consolidated balance sheet. The consideration will be paid in the following manner: (i) €23 million in cash; (ii) PPHE shall issue and allot to Elbit 700,000 ordinary shares of PPHE, with a current market price of approximately €2 million, based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million that shall be made on the fourth anniversary of the Transfer Date and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total gain which will be recognized in Elbit’s financial statements as a result of the transaction is estimated at approximately NIS 180 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.”In addition, the transaction described herein may be subject to risks facing transaction of this sort, including without limitation, failure to meet the conditions to closing and a breach or default by one of the parties to the agreement. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il